Mail Stop 4561

June 30, 2009

T. Kendall Hunt
CEO & Chairman of the BOD
VASCO Data Security International, Inc.
1901 South Meyers Road
Suite 210
Oakbrook Terrance, IL. 60181

> **Re:** **VASCO Data Security International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 0-24389**

Dear Mr. Hunt:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note from disclosure on pages 16 and 32 that you conduct operations in the Middle East and Africa. Iran and Syria, located in the Middle East and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note

that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. It appears from various news articles and from internet websites that Arab Bank, Abu Dhabi Commercial Bank and FVC, Inc. are or were your customers and that Arab Bank has operations in Syria and Sudan; Abu Dhabi Commercial Bank has operations in Iran, and FVC Inc. has operations in Iran and Syria. Please tell us whether these companies use your solutions, products or services in their operations in Iran, Sudan or Syria.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 30

3. We note your disclosures on page 32 where you indicate that revenues in fiscal 2008 were impacted by an increase in the number of hardware DIGIPASS units sold, which was partially offset by a decline in the average price of such units. Tell us how you considered discussing in quantified terms the extent to which material changes in revenue were due to changes in volume versus changes in pricing. Refer to Item 303(a)(3)(iii) of Regulation S-K.

4. There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. revenue, gross profit, sales and marketing, general and administrative, etc.). For instance, you list several factors that contributed to the increase in gross profits in fiscal 2008; however, you do not quantify what impact each factor had on your gross profit margins. Similarly, you indicate that the increase in sales and marketing expense was due to an increase in average headcount, costs related to opening new offices, an increase in marketing programs and an increase in travel expenses, however, you do not quantify the increase for each. Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835.

5.	We note that your quarterly earnings releases list the number of new bank and enterprise security customers. Please tell us whether this is a key business metric considered by your management, and what consideration you gave to including a qualitative and quantitative discussion of the impact of new customers.

Contractual Obligations, page 41

6.	Tell us your consideration to disclose the Company's obligations for unrecognized tax benefits in your table of contractual obligations or in the footnotes thereto. We refer you to Item 303(A)(5) of Regulation S-K.

Item 8. Financial Statements and Supplemental Data

Consolidated Statement of Operations, page F-5

7.	We note your disclosures on page 35 where you indicate that non-hardware product revenue has increased to approximately 25% of total revenue in 2008 and related maintenance revenue will continue to increase as a percentage of your total revenue. Please tell us how you considered presenting separate line items for product and service revenues and the related cost of revenues pursuant to Article 5-03(b)(1) and (2) of Regulation S-X.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page F-8

8.	We note your disclosures on page F-9 where you indicate that the fair value of each element in the multiple element arrangements is based on the price charged when sold separately, renewal rates and other methods. Please further explain your reference to "other methods" in establishing the fair value of each element included in your contracts.

9.	We also note from your response to our prior comment 9 in your letter dated June 17, 2005 that pricing for the renewal of PCS is based on an established percentage of the user license fee attributable to the specific software as is applied "consistently to all PCS arrangements." Please clarify whether your contracts include stated renewal rate or whether VSOE of PCS is based on separate sales transactions. If the former is the case, then tell us how you determined such rates are substantive pursuant to paragraph 57 of SOP 97-2. In this regard, tell us the range of rates that you offer and what percentages of your customers have actually renewed PCS at the stated renewal rates. If VSOE of PCS is based on separate sales, then please describe the process you use to evaluate the various factors that affect your VSOE including customer type, geographic region, etc. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraphs 10 of SOP 97-2.

10.   Your response to prior comment 9 also indicates that the fair value for tokens is based on standard price lists or based upon specific negotiated prices if quantities being sold are greater than those included in the price list. You further state that the fair value for software licenses are established from standard price lists. Please explain further your methodology for establishing VSOE of fair value for the Company's token and software licenses included in multiple element arrangements. If the Company is relying solely on list prices for these products, then please explain further how you determined this is an appropriate measure of VSOE of fair value pursuant to paragraph 16 of EITF 00-21 and paragraph 10 of SOP 97-2, as applicable.

Cash and Cash Equivalents, page F-9

11.   We note that you consider investments with original maturities of three months or less to be cash equivalents. Tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 45

12.   You state that your disclosure controls and procedures were effective as designed to ensure that information relating to the company and its consolidated subsidiaries would be accumulated and communicated to them, as appropriate, to allow timely "disclosures" regarding required disclosures. In addition to containing a typographical error, your statement provides a more limited definition of disclosure controls and procedures than that provided in Rule 13a-15(e) under the Exchange Act. Moreover, your conclusion as to the effectiveness of your disclosure controls and procedures is given with respect to only part of the definition of disclosure controls and procedures. Please refer to prior comment 5 of our letter dated May 26, 2005 and your June 17, 2005 response indicating that you would provide conforming disclosure concerning your effectiveness conclusions. Please confirm, if true, that your officers concluded as of the end of the period covered by the report, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules, and that information required to be disclosed in the reports that you file or submit under

the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please also confirm that you will provide conforming disclosure in future filings. Note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended March 31, 2009.

13.   We note your statement that "a control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." Please confirm, if true, that your disclosure controls and procedures are <u>designed to</u> provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Please confirm that you will provide disclosure that conforms to the rule requirements. Please note, alternatively, that you may remove the reference to the level of assurance of your disclosure controls and procedures in future filings. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Changes in Internal Controls, page 45

14.   We note your statement that there were no "significant" changes in the company's internal control over financial reporting during the quarter ended December 31, 2008. We also note that in your June 17, 2005 response to comment 6 of our letter dated May 26, 2005, you stated: "In future filings, the Company will ensure that its disclosures in this regard conform with Item 308(c)." Item 308(c) of Regulation S-K requires you to disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In your supplemental response, please advise us whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, please confirm that you will address this in future filings.

T. Kendall Hunt
VASCO Data Security International, Inc.
June 30, 2009
Page 6

Item 11. Executive Compensation, page 49 (Incorporated by Reference From Definitive
Proxy Statement Filed April 30, 2009)

Executive Compensation

Compensation Discussion and Analysis, page 22

15.   We note your disclosure on page 23 that the Compensation Committee has the
        option to reduce the annual incentive award by up to 10 percent if the individual
        executive's performance did not meet his annual goals. In future filings, please
        clarify whether or not your Compensation Committee exercised this option, as well
        as the extent to which it impacted each named executive officer's awarded
        compensation for the prior fiscal year.

16.   In charts on page 26 you have disclosed salary and bonus information for Mr.
        Valcke in Euros. In future filings, consistent with your other tabular disclosure,
        please list all compensation in dollars, and use a footnote to disclose the amount in
        Euros, the exchange rate utilized, and the date of the exchange rate utilized.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page
49 (Incorporated by Reference From Definitive Proxy Statement Filed April 30, 2009)

Transactions With Related Persons, page 42

17.   We note your statement that because you have not engaged in related person
        transactions reportable pursuant to Item 404(a) of Regulation S-K, you have not
        adopted any formal policies or procedures for the review, approval or ratification of
        related person transactions. It does not appear that you may omit the disclosure
        required by Item 404(b) of Regulation S-K on this basis. In your response, please
        explain how you determined that you do not have any related person transactions
        reportable pursuant to Item 404(a), given your lack of formal related person policies
        and procedures. In addition, please tell us whether you have any plan to develop
        policies and procedures and, if so, whether such policies and procedures will be in
        writing. Please refer to paragraph (b) of Item 404 of Regulation S-K for further
        guidance and examples regarding material features of such policies and procedures.

Item 15. Exhibits and Financial Statements Schedules, page 50

18.   We note your disclosure on page 13 that you use a limited number of
        microprocessors, made by Samsung, for the various hardware products you produce,
        and that the microprocessors are the only components of your security authenticators
        that are not commodity items readily available on the open market. Please tell us
        whether you have an agreement with Samsung. If you have an agreement with

T. Kendall Hunt
VASCO Data Security International, Inc.
June 30, 2009
Page 7

Samsung, please provide us with your analysis as to how you determined not to file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Exhibits 31.1 and 31.2

19.   The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have included the title of the certifying individual when identifying the individual at the beginning of the certification. Please confirm that you will conform your disclosures in future filings to the exact language provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

20.   We note your disclosures on page 23 where you indicate that the Company believes your financial resources and current borrowing arrangements are adequate to meet your operating needs. Please confirm, if true, and revise in the future to indicate whether the Company's cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief